Cipher Mining Inc.

1 Vanderbilt Avenue, Floor 54, Suite C

New York, New York 10017

+1 (332) 262-2300

May 30, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Cipher Mining Inc. (the “Company”)
Registration Statement on Form S-3 (File No. 333-271641)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement on Form S-3 to 4:05 P.M., Eastern Time, on June 1, 2023 or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

The Company requests that it be notified of such effectiveness by a telephone call to J. David Stewart of Latham & Watkins LLP at (405) 933-4988 and that such effectiveness also be confirmed in writing.

Very truly yours,

Cipher Mining Inc.

By:	/s/ Tyler Page
Name: Tyler Page
Title: Chief Executive Officer

cc:	(via email)

J. David Stewart, Latham & Watkins LLP